NEW GOLD INC.

 (A Development Stage Company)

 INTERIM FINANCIAL STATEMENTS

March 31, 2007

(Unaudited)

New Gold Inc.

(A Development Stage Company)

BALANCE SHEETS

As at March 31, 2007 and December 31, 2006

(Unaudited and in thousands of Canadian dollars, except for per share amounts)

	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$59,461	$68,054
Amounts receivable	1,250	1,123
Prepaid expenses	489	80
	61,200	69,257

Mineral Properties – Schedule (Note 3)	69,233	61,440
Property and Equipment (Note 4)	2,805	1,959
	$133,238	$132,656

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$4,417	$3,786

Future income taxes	10,004	10,004
	14,421	13,790

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	118,038	117,858
Share purchase warrants (Note 7)	5,959	5,959
Stock options (Notes 8 and 9)	4,779	4,546
Deficit	(9,959)	(9,497)
	118,817	118,866
	$133,238	$132,656

See accompanying notes

Commitments and Contingent Liabilities (Note 13)

Subsequent Events (Note 15)

APPROVED BY THE BOARD

“Chris Bradbrook”

“Paul Sweeney”

___________________________

__________________________

Chris Bradbrook

Paul Sweeney

Director

Director

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

For the three month periods ended March 31, 2007 and 2006

(Unaudited and in thousands of Canadian dollars, except for per share amounts)

	2007	Restated (Note 14) 2006
Income
Interest income	$645	$366
	645	366
Expenses
Amortization	8	28
Foreign exchange (gain)/loss	(4)	5
Loss on disposal of property and equipment	-	8
Administrative, office and miscellaneous	143	130
Professional and regulatory fees	240	228
Travel, conferences and promotion	66	152
Wages, benefits and stock-based compensation (Note 5)	654	1,133
	1,107	1,684

Loss and Comprehensive Loss for the period	(462)	(1,318)

Deficit, beginning of period	(9,497)	(5,993)

Deficit, end of the period	$(9,959)	$(7,311)

Weighted average number of shares outstanding (thousands)	24,162	18,539

Loss per share (basic and diluted)	$0.02	$0.07

See accompanying notes.

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the three month periods ended March 31, 2007 and 2006

(Unaudited and in thousands of Canadian dollars)

	2007	Restated (Note 14) 2006

Cash provided by (used for)

OPERATING ACTIVITIES
Loss for the period	$(462)	$(1,318)
Items not involving cash:
Amortization	8	28
Stock-based compensation	224	479
Loss on disposal of property and equipment	-	8
Other	-	(4)
Net change in non-cash working capital items	(1,385)	(739)
	(1,615)	(1,546)

INVESTING ACTIVITIES
Payments for mineral properties and exploration costs	(5,867)	(4,776)
Acquisition of property and equipment	(1,249)	(151)
	(7,116)	(4,927)

FINANCING ACTIVITIES
Cash proceeds from shares and share purchase warrants issued, net of issue costs	138	70,563
	138	70,563

(Decrease) Increase in cash and cash equivalents	(8,593)	64,090

Cash and cash equivalents, beginning of the period	68,054	18,179
Cash and cash equivalents, end of the period	$59,461	$82,269

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Unaudited and in Canadian dollars except as indicated)

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

New Gold Inc. (the “Company”), is in the business of exploring and developing mineral prospects in British Columbia, Canada.  Its principal project, the New Afton copper-gold project (the “Project”), has been subject to exploration, an advanced scoping study and a feasibility study to determine whether the Project has economically viable copper/gold reserves.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development of and operation of the Project.  In addition, the Company’s projects may be subject to a number of risks, including changes in government relations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations while having surplus funds available for exploration and to commence the initial stages of development of the Project.  Management will have to obtain additional financing to finance the remainder of the Project construction.  There can be no assurance it will be able to raise sufficient funds as and when these funds are required.

These interim financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”). The unaudited interim financial statements do not include all of the information and disclosures required by GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim financial statements. The unaudited interim financial statements should be read in conjunction with the Company’s audited annual financial statements, including the notes thereto, for the year ended December 31, 2006.

2.

CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006 and have been consistently followed in the preparation of these interim financial statements, except that the Company has adopted the following accounting policies effective for the Company’s first quarter commencing January 1, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. For the period ended March 31, 2007 the adoption of this policy had no material impact.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Unaudited and in Canadian dollars except as indicated)

b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the statement of operations such as unrealized gains or losses on available-for-sale investments.  For the period ending March 31, 2007 the Company did not have other comprehensive income or loss, therefore comprehensive loss for the period was equal to the loss for the period.

3.

MINERAL PROPERTIES

a)

Kamloops, B.C. "Afton" Mineral Property

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued 2 million common shares and completed an aggregate work commitment totaling $6.5 million to earn 100% right to the mineral claims.

Under the terms of the Option agreement the optionors retained a 10% net profit royalty (See Note 13(c)).

b)

Kamloops, B.C., "Ajax" Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

4.

PROPERTY AND EQUIPMENT

			(in thousands)
	Cost	Accumulated Amortization	Net Book Value
Land	$57	$-	$57
Building	105	17	88
Transportation vehicles	101	82	19
Equipment	2,599	207	2,392
Office and computer equipment	356	107	249
Balance March 31, 2007	$3,218	$413	$2,805

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Unaudited and in Canadian dollars except as indicated)

			(in thousands)
	Cost	Accumulated Amortization	Net Book Value
Land	$57	$-	$57
Building	105	16	89
Transportation vehicles	101	80	21
Equipment	1,662	124	1,538
Office and computer equipment	345	91	254
Balance December 31, 2006	$2,270	$311	$1,959

Equipment used in exploration and development activities has been capitalized to mineral properties in the amount of $94,278 (December 31, 2006 – $ nil).

5.

WAGES, BENEFITS AND STOCK-BASED COMPENSATION

The following table details the amounts included:

		(in thousands)
	March 31 2007	Restated (Note 14) March 31 2006
Salaries, wages and benefits	$430	$654
Stock-based compensation	224	479
Total	$654	$1,133

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Unaudited and in Canadian dollars except as indicated)

6.

SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued and Outstanding

		(in thousands)
	Number of	Restated (Note 14)
	Shares	Amount
Balance, December 31, 2005	15,576	$54,752
For cash - pursuant to a prospectus offering, net (a)	8,334	64,608
For cash - exercise of stock options	235	1,467
Tax effect for flow-through shares	-	(3,303)
Transfer from stock options (See Note 9)	-	334
Balance, December 31, 2006	24,145	$117,858
For cash - exercise of stock options	20	138
Transfer from stock options (See Note 9)	-	42
Balance, March 31, 2007	24,165	$118,038

a)

On February 28, 2006, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75.0 million (net proceeds $70.6 million, prior to allocation of the fair value to the share purchase warrants (Note 7)).  A commission of 5.25% was paid to the underwriters.  Each unit consisted of one common share and one-half of a share purchase warrant.  The gross proceeds have been allocated $8.285 to each common share and $0.715 to each one-half of a share purchase warrant. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the warrants of 2 years.

7.

SHARE PURCHASE WARRANTS

The following share purchase warrants were issued and outstanding:

	Number of Warrants (in thousands)	Amount (in thousands)
Balance, March 31, 2007 and December 31, 2006	4,167	$5,959

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Unaudited and in Canadian dollars except as indicated)

Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.  The warrants have been listed for trading on the Toronto Stock Exchange.

The exercise of the outstanding share purchase warrants in the loss calculation would be anti-dilutive.

8.

STOCK-BASED COMPENSATION

As at March 31, 2007, the stock options held by directors, consultants and employees are as follows:

		Weighted	Weighted
	Options	Average	Average
	Outstanding	Exercise	Remaining
	(in thousands)	Price	Life (Years)
Balance, December 31, 2005	1,727	$ 6.04	4.5
Granted	715	10.64	4.0
Exercised	(185)	(6.69)	-
Terminated	(4)	(11.00)	-
Balance, December 31, 2006	2,253	$ 7.43	3.6
Exercised	(20)	(6.88)	-
Expired	(2)	(11.00)	-
Balance, March 31, 2007	2,231	$ 7.43	3.4

	Exercisable		Outstanding
Option Strike Price	Options (in thousands)	Weighted Average Remaining Life (Years)	Options (in thousands)	Weighted Average Remaining Life (Years)
$4.60	600	2.5	600	2.5
$4.61 to $5.99	12	3.5	12	3.5
$6.00 to $6.99	660	3.3	660	3.3
$7.00 to $7.99	250	3.4	250	3.4
$8.00 to $11.00	310	3.6	709	4.2
	1,832	3.1	2,231	3.4

The compensation cost recorded for the period ended March 31, 2007 in respect of options granted in prior periods that have been expensed to the Statement of Operations was $224,447 (2006 - $479,378) and capitalized to mineral properties was $50,403 (2006 - $139,188).

The fair value of options issued has been estimated at the date of grant using a Black-Scholes option pricing model.  The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Unaudited and in Canadian dollars except as indicated)

The exercise of the outstanding options in the loss per share calculation would be anti- dilutive.

9.

STOCK OPTIONS

The following table identifies the changes in the stock options category within shareholders equity for the years presented:

(in thousands)
Balance, December 31, 2005	$ 1,728
Stock-based compensation	3,152
Transfer of exercised options to share capital	(334)
Balance, December 31, 2006	$ 4,546
Transfer of exercised options to share capital	(42)
Stock-based compensation	275
Balance, March 31, 2007	$ 4,779

10.

SUPPLEMENTARY CASH FLOW INFORMATION

The Company conducted non-cash investing and financing activities as follows:

		(in thousands)
	March 31, 2007	March 31 2006
Investing Activities
Mineral property expenditures included in accounts receivable and payable	$ 1,782	$ (1,250)
Property and equipment expenditures included in accounts payable	(300)	-

11.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to the relatively short period to maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

12.

SEGMENTED INFORMATION

The Company operates in one industry segment, namely metals development in one geographic region, Canada.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Unaudited and in Canadian dollars except as indicated)

13.

COMMITMENTS AND CONTINGENT LIABILITIES

Afton Project Commitments

a)

The Company has entered into a number of contractual commitments to advance the development of the Project.  These commitments are either in the form of short term Letters of Intent (“LOI”), put in place as an interim measure until long-term arrangements can be completed, equipment orders to purchase or rent long lead items or critical pieces of mining equipment necessary to commence development of the Project. These commitments include the following outstanding commitments as at March 31, 2007:

	LOI(1)	(in thousands) Long lead items and equipment orders
Surface and underground development activities	$ 8,841	$ -
Processing plant	-	3,478
Mobile fleet	-	793

(1) The letter of intent may be terminated for convenience upon paying of amounts owing and demobilizing costs.

b)

On January 9, 2007, the Company announced that it had signed a Letter of Intent (“LOI”) with Teck Cominco Limited (“Teck”), to acquire the surface rights to more than 4,000 acres of land, encompassing the Project. The LOI contemplates the Company paying Teck $10 million upon closing, with an additional $6 million to be paid (with applicable interest) any time within 2 years of closing.  Teck will also be granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase for $12 million.

As part of the LOI, the Company has agreed to honour all pre-existing agreements made between Teck and any third parties regarding access and rights of way over this land, and access to water.

Completion of the final agreement described in the LOI is subject to definitive documentation, receipt of any necessary regulatory approvals and customary conditions of closing.  The Company and Teck have agreed to work towards the completion of a definitive agreement as expeditiously as possible.

c)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or common shares of the Company.

Other Royalties and Property Commitments

a)

Under the terms of the Ajax - Python Claim option agreement the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Unaudited and in Canadian dollars except as indicated)

b)

In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year.  The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $65,000 to one optionor and $71,700 to the other.  Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may, at any time during the option period, purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

Operating Leases

a)

The Company is committed to operating leases in the aggregate of $242,441. The future minimum lease payments as at March 31, 2007 are as follows:

(in thousands)
2007	$86
2008	91
2009	57
2010	8
$242

14.

RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the reporting of non-cash working capital changes reported in the Statement of Cash Flows. Management thereafter determined that amendments should be reflected in the previously issued financial statements for the periods of December 31, 2005 and June 30, 2006 which were adjusted and re-issued.

The effect of the restatement which have not been previously re-filed and which impact the  Balance Sheet , Statement of Operations and Cash Flow are summarized as:

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three months ended March 31, 2007

(Unaudited and in Canadian dollars except as indicated)

                                                                                                              (in thousands)

Statement of Operations	As previously reported	Adjustment	As restated
Stock-based compensation included in wages, benefits and stock-based compensation expense for the three months ended March 31, 2006	$ 619	$ (140)	$ 479
Tax recovery for the three months ended March 31, 2006	122	(122)	-

 Additional information is available in the restated December 31, 2005 audit financial statements

15.

SUBSEQUENT EVENTS

Subsequent to March 31, 2007, the Company has entered into the following additional commitments:

(in thousands) Long lead items and equipment orders
Processing plant	$ 3,508
Mobile fleet	14,238

The arrangements with certain suppliers of mobile equipment contemplate that if delivery of an item of such equipment is not made before a certain date, the Company may cancel the order without any liability. If the cancellation is made after that date, but before actual delivery of the equipment, the Company is obliged to pay the carrying cost of the equipment, plus interest at the prime rate of interest plus 2%, until the equipment is sold. The supplier will use its resources to expedite sale of the equipment. Certain of the mobile fleet assets are expected to be contracted under capital leases.

New Gold Inc.

(A Development Stage Company)

SCHEDULE OF MINERAL PROPERTIES

For the periods ended March 31, 2007 and December 31, 2006

(Unaudited and in thousands of Canadian Dollars)

	Afton Claims	Ajax-Python Claims	2007	2006

ACQUISITION COSTS
Kamloops Afton			$18,841	$18,841
Kamloops Ajax			49	49
Timmins			-	-
			18,890	18,890

DEFERRED EXPLORATION AND DEVELOPMENT COSTS
Balance, beginning of the year	$41,861	$689	$42,550	$23,551

Afton Mine Development
Consultants and subcontractors	4,759	-	4,759	-
Other	982	-	982	10
	5,741	-	5,741	10

Feasibility Study	959	-	959	7,859

Aboveground exploration costs
Option payment	-	15	15	29
Drilling and assaying	844	9	853	2,817
Overhead and general	86	-	86	(227)
Wages and benefits	139	-	139	383
	1,069	24	1,093	3,002

Underground exploration costs
Drilling and assaying	-	-	-	5,589
Overhead and general	-	-	-	790
Wages and benefits	-	-	-	1,749
	$-	$-	$-	$8,128
Balance, end of period	$49,630	$713	$50,343	$42,550
Mineral properties			$69,233	$61,440